Exhibit 99.3
Press Conference

INFOSYS LIMITED-MEDIA CALL
Q4 FY 13 RESULTS
April 12, 2013

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, Chief Executive Officer and Managing Director

Rajiv Bansal
CFO

Sanjay Purohit
Head – Products, Platforms & Solutions; Member – Executive Council

Srikantan Moorthy
Head - Human Resources; Member - Executive Council

Ashok Vemuri
Member of the Board, Head - Americas and Global Head - Manufacturing and Engineering

B. G. Srinivas
Member of the Board, Head - Europe and Global Head - Financial Services & Insurance

PRESS

Pankaj
Mint

Devina Sengupta
Business Standard

Hari
Reuters

Moderator

Good afternoon and welcome to the Infosys Annual Results. I would like to invite Shibu to start the proceedings.

S. D. Shibulal

Good afternoon everyone. Thank you very much for coming.

As you have seen, Q4 has been a soft quarter for us. We grew by 1.4% in Q4. Q3 and Q4 had different characteristics. In Q3 we have seen a volume growth of 1.5% and a revenue productivity increase of 1.8% which resulted in 4.2% growth whereas in Q4 the volume has gone up by 1.8% but the revenue productivity dropped by 0.7%. In my mind it is a reflection of the volatility of the environment and that impacted our growth. So our revenue grew by only 1.4% in Q4. On the EPS side we have done well. We did $0.78 against $0.76 last quarter. For the year our EPS guidance was $2.97, we have done $3.02. As I said revenue productivity dropped by 0.7% in Q4.

Our volume increased by 1.8%. Our utilization has marginally gone up. Q4 also has some positives, we have added 56 new clients in Q4, we have booked about $230 mn of TCV in large outsourcing deals and transformational deals. Our PPS and TCV has gone up from $ 600 mn to $ 685 mn, our million dollar client have increased to 448.

Lodestone integration is in progress. Lodestone acquisition happened last quarter. We are in the integration process, the integration is complete (on key aspects). For the quarter we have won 5 deals jointly which is what we planned to do. At the same time during the quarter because we have integrated Lodestone, there is an impact of $6 mn acquisition cost which is flowing into the P&L. Also Lodestone being a consulting company comes at single digit margins which means the offshore has to get built to make it margin neutral. That will take some time, so there is an impact of that in our margins in Q4.

The environment continues to be volatile. There are uncertainties all around us and at the same time there are also mixed signals. For example US economy was posed for some kind of recovery but at the same time if you look at the latest report, the PC sales has dropped by 15%. So the signals are mixed. We continue to live in a volatile environment and I don’t believe this is something which we can wish away. Our last 8 quarters have reflected this volatility. It also reflects our revenue profile in different ways. Our revenue from Consulting and System integration is 33% which is much higher than the industry average which means that our dependence on discretionary spend as well as the volatility which we will face, will be above the industry average.

Considering all this, we have given a guidance of 6%-10% for next year. 6% implies a quarter-on-quarter growth of 0.5% and 10% implies a quarter-on-quarter growth of 2%. Our philosophy on guidance is to state the facts and be transparent. Given everything which we know at this point in time we believe that this is a safe guidance. We have taken a broad range because of the volatility we have seen over the last few quarters

From a margin perspective we are entering the year with a few headwinds. On one side, we have headwinds from some of the decisions which we have made during FY 13. We gave a compensation increase of 6% offshore and about 3% onsite during the year which means the full impact of that is not factored into our margins for FY 13 and it will come into the next year. This impact is about $140 mn. The Lodestone acquisition charge which is only a charge will be about $40 mn app. for the year, plus the impact of the Lodestone margins which is a consulting company with single digit margins will impact us until we expand the offshore component to 1:4, that means for $1 revenue onsite we need about $4 of revenue offshore. That will take time so that also has to be factored in. There are some uncertainties which we need to consider. There is an uncertainty because of the visa. We are not sure the number of results we will get because of the over subscription of visas which will lead to more onsite recruitment and sub-contracting cost which we need to take which we are planning for now. We are planning for all that but it creates volatility in our margins. So we have taken a decision not to give a margin or EPS guidance for the year at this point in time. It is also equally important to invest for our growth. We have been investing but our growth requires investments which means we need to take quick decisions, we need to take short-term decisions, we need to invest into our business as and when required and that also as a factor to be considered when taking the decision not to give the margin guidance.

To summarize, the Q4 was a soft quarter but there has been multiple positives in the second half. Our TCV booked in large outsourcing deals and transformational deals is about $960 mn which is probably one of the highest for us; number of client additions in Q4 was 56, again one of the highest. The 1.8% volume growth in Q4 as has been all around. In our conversation with our clients their confidence in Infosys is rock solid. I don’t see any change. At the same time we are in a volatile environment, our dependency on discretionary continues to be 33% which is not going to change because of the simple reason that those are not choices which one should make when it is concerning about the client. We need to work with the client in all areas. It cannot be a choice based on either price or margin or any one of those. We will continue to focus on all the service lines, we have given a guidance of 6%-10% which I believe is safe guidance at this point given all the information which we have and we have taken a decision not to give a margin guidance at this point.

Thank you very much and we are open for Q&A.

Pankaj

Hi this is Pankaj from Mint. I just wanted to understand that it has been over a year that Infosys 3.0 strategy was announced and the proportion of revenue that you get from Product and Platform is still around 5.6% or something. So what is really happening? Is it the market or demand that is the issue here or is it the transition that you are talking about to Infosys 3.0 because every quarter it becomes difficult to track the big picture and what is really happening?

S.D. Shibulal

Infosys 3.0 is about growing in all offerings. There are different characteristics for each one of them. For example in Consulting and System Integration, one of the things which we did was do the Lodestone acquisition. That has strengthened our presence in Continental Europe. The percentage of revenue coming from Consulting and System Integration has remained stable at app. 33% even during this very difficult period when the discretionary spend is under tremendous stress. We are winning deals in our Business and IT Operations space but it takes time for it to flow into the revenue because of the nature of the deals. Many of the deals which we win are managed service deals like Harley and Sysco. Many of the deals which we win today are multi-tower deals. We have approximately $960 mn total in TCV won in large deals in H2 and that has reflected in our volume growth in Q4 where our onsite volume has grown by 3.7%. The ramp ups on those deals are slower than what we have expected and that is what is causing an issue for us. On the Products and Platform front, it is not going to move overnight. It requires inorganic growth otherwise it is not going to move. It will take years to move from 6% to wherever it needs to go unless we do an inorganic approach. In Consulting and System integration we have done an acquisition last year. In Products and Platforms, it has to pickup scale which means that it has to move to somewhere in double digit numbers and that will only happen when we do an acquisition. We are actively looking for acquisition. Acquisition is a tricky thing to do because in the Products and Platform space the valuations are quite high. We need to find the right candidate which will fit into the specific areas we have chosen in Products and Platforms. It is not like we have chosen all areas. We have chosen specific areas in Products and Platform. Once we do that, you will see a faster uptake in Products and Platform. So there are different characteristics for 3 different offerings and different things are happening in each one of them. Consulting and System integration has remained stable even during this difficult time because we have invested, we have acquired. The results will show up. In Business and IT Operations, we are winning very large opportunities which are multi-tower and the revenue will flow through. In PPS, the increase continue to be there but unless we do a acquisition, it is not going to move the needle.

Pankaj

The growth forecast and it is still below the NASSCOM forecast at an industry level. How much of this is going to reflect? When are you really going to catch up?

S. D. Shibulal

When you compare, you have to compare apple-versus-apple. If you look at industry average, their dependence on discretionary spend is comparatively lower compared with us. Ours is about 33% and the industry average is about 17%-18%. We will face more volatility because of our dependency on the discretionary spend from this space. Products and Platform is organic growth, will definitely be slower. It will be a driver for growth but you are not going to see a huge of percentage of change in Products and Platform. Our guidance of 6%-10% as we see it today it is a statement of fact. We operate in a very volatile world. The signals are mixed. Some days it is good, some days it is bad. For example in US everyone is saying that things are starting look good but the recent report shows that the PC sales have fallen by 15%. So one has to consider our portfolio and the environment in which we operate. We believe that 6%-10% is a guidance which we are confident about.

Participant

Pertaining to liquid assets, it is increasing and particularly this quarter it has increased and is very substantial. But looking into the deployment of that, you have invested in Certificate of Deposits which now a days is being discouraged. Not many companies are going to the CDs, can you explain that? Can you take another question also regarding patents, we require more particulars?

Rajiv Bansal

We have a clear cash strategy of putting our cash in short-term deposits because we believe that we should have cash if we need cash in the short-run. We have typically put cash in fixed deposits and liquid mutual funds. It all depends on our need of cash and the kind of returns we are getting on cash and that is what decides the deployment. But our strategy is very clear. We deploy in short-term funds which give us better returns.

S.D. Shibulal

Our patents are applied in different parts of the world depending on what the utility of the patent is. We have 532 patents which we have applied. We have received about 87 patents so far

Sanjay Purohit

Just to add what Shibu said, the patents essentially are focused on specific areas that we are trying to build our intellectual property in. Patents have their own life cycles. 532 patents are pending, in the last quarter itself we have applied for 21. We apply in different markets based on what is the usability of that patent in the context of the market and the client. We have our specific IT landscapes in place and we continue to invest into patent filings.

Devina Sengupta

When and what kind of increments, bonus, or promotions can the employees expect in FY14 and are we looking at another deferment and also there are talks of compensation structure being changed at Infy? Could you please throw some light on that?

Tan Moorthy

We started the compensation hike last October in India. We continued that in the global markets and we will continue that through this year. We have given the offer date to everyone who has got an offer from us in the last financial year. By the end of September-13, everybody who has got an offer from us would have joined us. For next year, we have 6000 offers that are pending from recent campus recruitment cycle. We will decide the dates for them after the people from the previous year have joined us. We are looking at our compensation structure and changing it for our people across the globe wherever applicable. We are working out the details. We will work with our people to see how we can make it effective. After we have changed that, we will come back and communicate as well.

Devina Sengupta

The increment that you rolled out since October was deferred one of FY13. So FY14 new increments would they be announced soon again or how would it be rolled out then? How long will the structure change take place then?

S. D. Shibulal

Right now we are in internal discussion on all these matters. As and when the decision is made, we will communicate to the employees

Participant

My question was Shibu for the first time you have actually made an allocation for Infosys 3.0. Infosys has mentioned this Infosys 3.0 sometime back but why did you feel the need to make a specific allocation this time? Secondly you spoke about acquisition in PPS, so these would typically be smaller than the acquisitions in the consulting space. Would that be a fair assumption?

S.D. Shibulal

In PPS space we can look at two kinds of acquisitions. One set of acquisition could be tuck-in acquisitions which are small and will fill in a gap in one of the areas which we have. The issue there is to figure out the right valuation because even the small acquisitions come with a very high valuation sometimes. There are few cases where we can look at large acquisitions. It is time consuming. This is a hot space. Can you just imagine that it took us 15 years to build Finacle to this level whereas we have been at PPS for 15 months. So creating a product and making it acceptable in the market and creating a revenue from that takes time and we are on it. There are very successful Products and Platform we have today which will scale up over a period of time but that would not move the needle, that is why we have to look at inorganic growth. Regarding the allocation which we have made, I think one needs to be clear what the context is. This is an organization where there are quite a lot of people who work on innovative ideas and could come up with product ideas which are not sometimes doable or which cannot be expanded within the Infosys context. For example there are certain areas where we don’t really work. In those cases it make sense then to give it a life of its own and spin them off and invest some money into it, number 1. Number 2, there are occasions where you can actually look at investing money into an emerging technology which is being developed by someone outside the organization which can then be either capitalized or rolled back into the organization. We have set aside $100 mn as an innovation fund which can be used to drive innovation internally as well as externally which is relevant to us and occasionally to do spinoffs, that is the reason. This is another decision in the series of decisions we are taking to execute on Infosys 3.0.

Participant

Just a follow-up on the question on wage hikes. I believe you said in the analyst call that there will be a deferment this year as well like the previous year and also that you are moving to a higher fixed pay structure, if you can elaborate on that? And secondly the volume growth has been poor despite a drop in the margin? Does that mean despite sacrificing margins the volumes are not picking up or are you sort of entering into contracts which will take some time? If you can just give details on these two things?

S.D. Shibulal

On the compensation, I have already answered and I will just stay with that. On the volume growth, when we started out the year we had given a guidance of 8%-10% growth and the volume growth for the year is 8.8% which is right in the middle of what we thought where we will end up. The revenue growth did not track volume growth because our revenue productivity went down. However this quarter the volume growth has been definitely soft.

Speaker

Shibu, I just had a small follow-up question this was to you or to Mr. Bansal on the margins. You listed a variety of factors why margins could be under pressure and which is also why perhaps you did not give guidance but are you looking at some kind of a sustainable level? Like a number of your peers also have stated goal of maintaining margins at a certain range. So is there some kind of a more sustainable margin you are looking at?

S.D. Shibulal

Our aspiration will always be to have higher margins and we will continue to aspire. We are going through certain short-term challenges because growth is the most important answer to margins which means that we should not short change on any investments which we need to create growth. It means there will be short-term impact on margins. We are also entering the year with a headwind on our margins because we have given interim compensation increases and a full impact of that did not flow into the last year’s P&L but it will flow into FY 14 P&L. That is approximately $140 mn plus Lodestone acquisition charges of app. $40 mn plus a Lodestone impact because of the single digit margins they carry until we build the offshore component of that. Simultaneously, there are some ‘unknowns’ which we need to consider. Our revenue productivity has dropped by 3% during the year and there will be a tail effect of that. We also have an uncertainty in the visa situation because of over-subscription which means that we will not get the entire visas that we have applied. That could lead to more onsite recruitment as well as subcontracting. So there are a few ‘unknown’ factors and there are a few ‘known’ factors because of that we have taken a decision not to give the guidance on the margins at this point.

Participant

The reason you also mentioned is because of discretionary spending which is much higher for Infosys. Are there any levers or are you also looking at reducing this discretionary spending by your increasing revenue from other streams?

S.D. Shibulal

First of all, we are not thinking of walking away from any deal or any market which means that we are not thinking of reducing any part of our portfolio. We will continue to focus on both discretionary spend as well as Business and IT Operations. You can see that during a very tough year where the discretionary spend all across the globe has been under pressure, our discretionary spend as a percentage of revenue has remained somewhat stable. It is much higher than the industry, that means we continue to focus on that space and we need to. We cannot make choices. We cannot just turn the client and say “tomorrow onwards I am just going to decide to do only this because that is where I am comfortable with”, that does not work. On the Business and IT Operations space, last year has been a year of investment and in many ways we have reconfigured it. We are able to bid on multi-tower deals like the one in Harley-Davidson and Sysco where we have won. We are able to win deals against our competition in some of the accounts. We have reconfigured the Business and IT Operations space and the deal winds we had in H2 reflects that reconfiguration. It will take time for the revenue to get realized because when you win large managed service deals as well as large outsourcing deals, it takes more than some time for the revenue to flow into our P&L. In the first year usually, app 6%-8% of TCV flows in as revenues, next year maybe 15% or so and that is also reflected in our onsite volume increase. Our onsite volume has gone up by 3.8% (excluding Lodestone) which means that we are in a phase of projects start as well as knowledge transfer. So we are firing on all cylinders.

Hari

Can you talk about what is holding customers back in accepting some of your Infosys 3.0 solutions?

S.D. Shibulal

There is nothing holding customers back from accepting 3.0 solutions. In fact in my mind they have accepted it extremely well. The problem is that there are other factors which are impacting our clients. If you take financial services clients, their business prospects are overall flat or down at this point in time. The appetite for spending money was much higher 12 months ago compared with what it is today. In fact all of them are holding cash but the decision to spend is actually very difficult to come through. At the same time, they are investing in areas like Reconciliation, Products and Platform which have important to us. If you look at Retail, the ‘run-the-business’ budget which is mostly Business and IT Operations budget is under serious pressure and the deals like Sysco as an example of that kind of pressure. While they are investing in certain other areas like Consulting and Systemic Integration kind of work, there is serious pressure on the Business and IT Operations space. There is cost pressure all around. In fact our survey with our clients clearly states that cost is one of the highest concerns for our clients and will continue to be a very high concern. If you look at manufacturing, the budgets are expected to be flat to down in most of the sub-segments like aerospace, automotive, resources. If you look at telecom for example, wire line telecom is seeing top-line shrinkage, gas companies are facing revenue pressure due to supply glut. So while each of the industries is spending on specific areas, their overall growth prospects are very low. So their ability to take decisions is definitely hampered.

Management

There is a new immigration bill which is being discussed in the US and what is that you are expecting out of it? Do you expect visa rules to be tightened further and if that is the case, do you expect subcontracting cost to go up further? What is the sustainable solution if that be the case?

S.D. Shibulal

This is an evolving situation and the best people to answer those questions would be NASSCOM. As an industry association, they might be able to answer some of the questions.

Hari

Just wanted to follow-up on my question. There is a small change in proportion of overall revenues that came from products, platform and solutions in Q4. Just want to figure out does Products and Platforms require higher initial investment from your customers? Does it not help them save cost? I understand some of these solutions could be hosted on the cloud and so on. Could you maybe talk about that little bit more?

S.D. Shibulal

Products and Platforms definitely require high investment from our side. We have to first build it. The truth is we don’t have it. We are building those Products and Platforms. We have chosen certain areas, we are building them and the building up takes time. Finacle has taken 15 years to build, so building them takes time. We are in the process of building. We have chosen certain products, platforms and solutions to be built and it takes time. We already have multiple of them with multiple clients. Also onboarding clients takes time. We are clearly in the investment phase on Products and Platforms. There is a fundamental difference between service and Products and Platforms. Let us assume that we are going to do a service work in application development. We recruit 1000 people, train them. If there is a demand, tomorrow morning they can be on the programs, we will start getting money, so that the whole lead time is 6-9 months. On the other side you look at building a product, it takes time. We are not building a killer app. We are building an enterprise grade product in most of these places which means we have to build, create the intellectual property or acquire it. It has to be accepted in the market, it has to be sold to large number of clients. So it is a time consuming process and it also requires investments. The needle moving event in Products and Platforms can only be an acquisition and that is time consuming but we are looking at it actively. It is not that we are not but at the same time it is time consuming, as well as valuation dependent.

Participant

Shibu, just a follow up on the previous question. You talked about visa shortages and I think in the earnings call you mentioned something like 40% I’m not sure of that is right. Can you just explain the extent of visa shortage that you are facing and to what is the impact on subcontracting cost? To what extent will cost go up if you have visa shortage?

S.D. Shibulal

Let me rephrase the whole thing. First of all we have received adequate visas and there is no issue at this point in time. Our subcontracting cost had gone up during the year because of 2 or 3 reasons. Number one, we had some higher utilization of visas, we needed a niche skill and it was best that we get subcontracting for niche skills in a volatile environment. What I referred to was the next year incoming visas, which will happen during this year and because visa applications are oversubscribed, it will go through a lottery which means uncertainty about the number of visas we will get.

Participant

Ahead of the results there was a lot of debate on whether Infosys will continue to give annual guidance or do away with it altogether. Can you tell me if this was heavily debated ahead of the results and what finally made you decide to go ahead with it even though it is a very broad range? Secondly, repeatedly today you mentioned that growth is the most important way to get margin. Does that mean you are shedding your growth plus margin strategy and now you are going to just go after growth?

S.D. Shibulal

One can never go just after growth, it has to be balanced. At the same time our margin is also a reflection of our growth. So we have to create growth which could lead to higher margins. This is a very prudent Board and a prudent Executive Council. We debate everything.

Participant

Can you talk about the type of people, executives you are talking to among your big customers? Is there a significant acceleration in terms of engagement with non-CIO executives or is that too small today to talk about?

S.D. Shibulal

I will now actually hand it over to Ashok and BG and others to comment. Most of my meetings are at the CXO levels. I of course meet the CIOs but I meet the CEOs in many occasions in our large clients as well as Chief Marketing Officers, Chief Financial Officers, Chief Supply Chain Officers. When I travel, I would say 70% would be non-CIOs and about 30% would be CIOs. This is only an approximate number which I gave. Let me ask Ashok and BG to remark on it.

Ashok Vemuri

I think Shibu covered it substantially. As you move up the value chain and as you engage more in the Consulting and Systems Integration side (we are engaged more in the discretionary part of the business), the decision-makers and the buyers are typically from the business and some of these large transformational deals definitely require interaction with CEOs. We have presented to Boards of companies. Whenever there is a large transaction you are dealing with people definitely in the CFO’s office. You are definitely dealing with the ‘Presidents’ of the business. Our level of engagement in terms of moving up to the corner of the house has substantially increased across all sectors, regions and across all of our businesses.

BG Srinivas

Just to add to that, we also make a conscious choice when we also host industry events and events in which we participate, whether it is Sapphire, Oracle OpenWorld or events like Davos. Most of the interactions are with the CEOs, business heads and that is where our proposition and our solutions and the fact that we are investing into platforms which is a conversation you need to have with the business heads.

Participant

Several years ago, Infosys growth was the benchmark for every other firms that we tracked in the IT industry and we used to compare how everybody else is doing by looking at how Infosys is growing and forecasting growth. Now, you say that because of the business mix has changed, NASSCOM or industry growth is also not an apple-to-apple comparison. How should we measure your growth and who should we compare you with? Should we look at pure play firms to see how well you are doing or not doing? How should we really track you?

S.D. Shibulal

It is true that our portfolio has changed substantially from several years back. Several years back our portfolio would have reflected most of the industry’s portfolios. Today, we have a portfolio which reflects on one side the global SIs (through the Consulting and Systems Integration offering), the characteristics of their revenue, their revenue productivity and the growth will probably reflect the global Sis. But our aspiration is to go above that and that is what we have been doing in that space. We came from 0 to 33% in the period of 8-9 years which means that we have grown much above the global SIs in that space. On the other side, about 62% of our revenue comes from Business and IT Operations where we compete with both global SIs as well as Indian SIs. There our aspiration is to grow at or above the industry average. You may have seen short-term volatility and falls there, but our aspiration continues to be the same. The Products and Platforms space is a completely new evolving space and I would not at this point have a portfolio to compare with from a competition perspective because most of the work which we do there is path-breaking. Whom do you compare with? If you take Airtel Money and say whom are you going to compare it with? If you take the ITCPC whom are you going to compare it with? If you take the work which we are going to do with Post Office there is nobody to compare it with. There are different characteristics for different parts of our business.

Participant

There was some talk that if Infosys did not do an acquisition, cash would be returned to the investors but then again you have spoken of being interested in acquiring in PPS. I just wanted to get a view on that.

S.D. Shibulal

As you can see, this is a time in our life when we need to make investments, whether it is internal investments, external investments. Inorganic growth is important for us and we have the muscle to do it. Cash is even more important for us in this volatile environment. We will continue to focus on deploying our cash to grow our business in the right way which we believe. On dividends, there is a clear dividend policy which we go with.

Participant

I just wanted an update on the grand jury trial. What is happening? Are they still asking you for documents? Is there a date?

S.D. Shibulal

The matter is sub-judice and we have made all the comments. I will stick with them.

Participant

How many people are you planning to hire in this fiscal and what will be the lateral-to-fresher ratio? Among laterals if you are looking at certain skills and competencies, what are those? What levels of experience are you looking at?

S.D. Shibulal

The lateral-to-fresher ratio will be 30:70. 30% of the talent will come from promotions. Out of this 30% laterals, we will go with about 40% from outside. The skills which we will acquire from outside would be predominantly in the areas of Infrastructure, Mobility, Cloud, Consulting and Systems Integration, SAP and Oracle, these are growth areas for us. On the fresher side, we will go to campus as and when required. We will not recruit all freshers from campus, we will acquire probably 60%-70% from campus and the remaining we will do just-in-time freshers from the market. As far as this year is concerned, people are still joining. The offers which we postponed earlier, right now people are joining. Our utilization is lower than where it should be at this point. As and when the business demand picks up we will recruit.

Participant

How many people are still to be on boarded that you made offers to in September?

S.D. Shibulal

September offers will come later. The previous year’s offers which we postponed are the ones who are joining now. Overall I think we have 10,000 people to join but they will join over the year.

Participant

Would you like to comment on why the market has reacted the way it has? Is it because you have given up the EPS guidance? Could you elaborate on the mixed signals which you said you are getting?

S.D. Shibulal

If you look at this table, there are people with various degrees sitting here. We have computer science degrees, we have technology people. Our focus will always be to run this corporation as best as possible, as best as it should be. We will continue to focus on our performance, our people and our clients. The rest, I think we should leave it to the world and that is my answer.

Thank you very much.

Moderator

Thank you so much for joining us.